

March 24, 2009

Mr. Christopher H. Taylor
Chief Financial Officer
Southern Star Energy Inc.
110 Cypress Station Drive, Suite 152
Houston, Texas 77090

>   **Re: Southern Star Energy Inc.**
>   **Form 10-KSB for the Fiscal Year Ended May 31, 2008**
>   **Filed August 29, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended November 30, 2008**
>   **Filed January 14, 2009**
>   **Response Letters Dated March 12, 2009 and March 20, 2009**
>   **File No. 000-52106**

Dear Mr. Taylor:

    We have reviewed your response letters and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended May 31, 2008

Consolidated Statements of Cash Flows, page 43

1.   We have considered the explanation you provided in response to our prior comment number four and do not believe it is necessary to revise your original presentation.

Form 10-KSB for the Fiscal Year Ended May 31, 2008

Note 13. Restructuring agreement, page 56

2.   With reference to your accounting for the transfer of the Surge Marketing shares and receipt/cancellation of shares of the Company's common stock from Mr. Mutter described in your response to our prior comment number six, please explain why you believe the closing price of your common stock on April 5, 2007 of $1.00 did not represent the fair value of the shares of the company's common stock received.

3.   We also note, with respect to the 20% working interest you acquired and recorded at historical value or $0, your analogy to SAB Topic 5G and Appendix D of FAS 141 in your response to our prior comment number six. In your response, you state "Since at the time of the restructuring Mr. Boehnke was a director and officer of the Company and Big Sky is wholly-owned by Mr. Boehnke, the Company concluded that Mr. Boehnke could be considered a "promoter" and that the guidance in SAB Topic 5G applies to the transactions contemplated by the Restructuring Agreement." Please explain to us in further detail why you believe analogy to SAB Topic 5G is appropriate in this fact pattern and specifically address the timing requirement that the exchange occur prior to or contemporaneously with a first-time public offering. Furthermore, please expand your reference to Appendix D of FAS 141 by clarifying why you believe the transaction to acquire the 20% working interest was completed by common control entities.

Form 10-Q for the Fiscal Quarter Ended November 30, 2008

Note 5. Bank Debt, page 8

4.   We note from your response to our prior comment number 11 that you have not recorded a liability for the remaining $650,000 amount you agreed to pay to Imperial as an additional cash fee totaling "3% of the gross proceeds of each funding in excess of the initial $5,000,000 borrowing base which the Company receives under the Amended Credit Agreement until Imperial has received the total fee of $750,000 (or 3% of the $25,000,000 maximum commitment under the Amended Credit Agreement)." Your response indicates the "Company does not believe that the remaining commitment to Imperial meets the definition of a liability;" in that you believe "It is not yet probable that such amounts will be paid as the Company's borrowing base has not been increased above the $5,000,000 initial borrowing base and any such increase is at the sole discretion of the lender." Based on this statement, please explain the facts and circumstances that led to your payment of $150,000 of the total $750,000 agreed upon amount in

cash to Imperial. In this regard, it appears you have already received funding in excess of the initial $5,000,000 borrowing base under the Amended Credit Agreement. As such, it continues to remain unclear to us why you believe the remaining $650,000 should not be accrued for as a liability at November 30, 2008.

Closing Comments

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     You may contact Jennifer O'Brien at (202) 551-3721 or Kevin Stertzel, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief